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                               December 29, 2022

       Nicole Anasenes
       Chief Financial Officer
       ANSYS Inc.
       2600 ANSYS Drive
       Canonsburg, PA 15317

                                                        Re: ANSYS Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 000-20853

       Dear Nicole Anasenes:

              We have reviewed your December 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 13, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
       Results of Operations, page 34

   1. We note your response and proposed revised disclosures to prior comment 1. Please further revise to
clarify the dollar amount or percentage increase in lease license and the related maintenance
revenue from new versus existing customers.
 Nicole Anasenes
FirstName LastNameNicole Anasenes
ANSYS Inc.
Comapany29,
December  NameANSYS
              2022      Inc.
December
Page 2    29, 2022 Page 2
FirstName LastName
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Brad Brasser, Esq.